May 3, 2005

Mr. Gerard Werner
North Shore Capital II
2208 Pershing Avenue
Sheboygan, WI 53083

Dear Mr. Werner:

We have reviewed the 8K you propose to file, and are in complete agreement with it. We wish you and your new auditors a happy and successful relationship.

Very Truly Yours,

/S/ Dennis W. Bersch
________________________

Dennis W. Bersch, C.P.A.